
50 3/8/05



SECURITIES
V

05036586

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- 50379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ **01/01/04** _____ AND ENDING _____ **12/31/04**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. P. Carey Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

555 North Point Center East, 4th Floor
(No. and Street)

Alpharetta	**GA**	**30022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. N. Carter   **(678) 366-4707**
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 5 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __J. N. Carter__   , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__J. P. Carey Securities, Inc.__   , as

of __December 31__   , __2004__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

EVP & CFO

Title

JANET L. MULLER
NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES JULY 09, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

J. P. CAREY SECURITIES, INC.
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2004
With Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of J. P. Carey Securities, Inc.

We have audited the accompanying statement of financial condition of J. P. Carey Securities, Inc. as of December 31, 2004 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of J. P. Carey Securities, Inc. as of December 31, 2004 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

The accompanying financial statements have been prepared assuming that J. P. Carey Securities, Inc. will continue as a going concern. As more fully described in Notes 5 and 6, the Company has significant litigation in progress, the outcome of which may have a significant adverse effect on the Company that would require additional capital to sustain operations. This litigation raises substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Rubio CPA, PC

RUBIO CPA, PC

February 15, 2005
Atlanta, Georgia

J. P. CAREY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$	8,089
Total assets	$	8,089

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Total liabilities		-
Stockholder's Equity		
Common stock, $1 stated value, no par value; 1,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		82,171
Retained earnings (deficit)		(74,182)
Total stockholder's equity		8,089
Total liabilities and stockholder's equity	$	8,089

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

REVENUES		
Investment banking	$	265,000
Consulting fees from related party		442,137
Other		10,714
Total revenue		717,851
EXPENSES		
Employee compensation and benefits		260,888
Management fees to related party		435,289
Commissions paid to other broker dealer		25,000
Occupancy		8,742
Other operating expenses		22,741
Total expenses		752,660
NET (LOSS) BEFORE INCOME TAXES		(34,809)
INCOME TAXES		-
NET LOSS	$	(34,809)

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2004	$ 100	$ 82,171	$ (39,373)	$ 42,898
Net Loss			(34,809)	(34,809)
Balance, December 31, 2004	$ 100	$ 82,171	$ (74,182)	$ 8,089

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

	2004
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (34,809)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Decrease in accounts receivable	27,157
Decrease in prepaid expenses	16,369
Decrease in accounts payable and accrued payroll taxes	(94,251)
Decrease in due from related party	1,750
Net cash used in operating activities	(83,784)
NET DECREASE IN CASH	(83,784)
CASH AND CASH EQUIVALENTS:	
Beginning of year	91,873
End of year	$ 8,089

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Carey Securities, Inc. was organized in July 1997. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to offer investment banking services.

The Company is related to an entity that provides the Company with office facilities and administrative services in exchange for management fees. (see Note 3).

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for its net operating loss carryforwards.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and cash equivalents: The Company considers all cash and highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business, to be cash and cash equivalents.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $8,089 which was $3,089 in excess of its required net capital of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is part of a financial services group of companies, which includes another broker-dealer. Substantial revenues were earned during 2004 from consulting services provided to the related Company.

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

During 2004, the Company paid fees to related companies for commissions, professional fees, consulting, and management services. The total of these payments was a net expense/payment of $435,289, which has been charged to management fees in the accompanying statement of operations.

The occupancy expense in the accompanying financial statements represents rent for office facilities paid under leases that were the obligation of related parties.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4 – INCOME TAXES

The provision for income taxes is summarized as follows:

	2004
Current income tax benefit	$ -
Deferred income tax expense	-
Income tax expense	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes and net operating loss carryforwards.

The Company's deferred tax assets at December 31, 2004 are as follows:

Deferred tax assets arising from net operating losses	$ 14,000
Valuation allowance	(14,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2004 because management believes that it is likely that the net operating loss carryforward will not be realized.

At December 31, 2004, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income of approximately $56,000, which expires in 2024.

NOTE 5 – LITIGATION

At December 31, 2004, the Company is engaged in litigation with three former customers involving unrelated transactions. The amounts sought are in excess of $4,000,000. At December 31, 2004, the losses, if any, from these matters are indeterminable and therefore, no expense or liability is recorded in the accompanying financial statements.

NOTE 6 – GOING CONCERN

The Company is engaged in significant litigation with three former customers. Any significant loss from the outcome of the litigation will require capital contributions into the Company for working capital, net capital and payment of litigation costs and settlements. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 7 – CONCENTRATIONS

During 2004, the Company earned substantially all of its revenues from two customers.

J. P. CAREY SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2004

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

J. P. CAREY SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2004

Net Capital		
Total stockholder's equity qualified for net capital	$	8,089
Deduction for non-allowable assets:		-
Net capital before haircuts		8,089
Less haircuts		-
Net capital		8,089
Minimum net capital required		5,000
Excess net capital	$	3,089
Aggregate Indebtedness:		
Liabilities	$	-
Net capital required	$	5,000
Ratio of aggregate indebtedness to net capital		-

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

There was no significant difference between the net capital reported on Form X-17A-5 and as shown in the accompanying financial statements.

J. P. CAREY SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 as it does not hold customers' monies or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Stockholder of
J. P. Carey Securities, Inc.:

In planning and performing our audit of the financial statements of J. P. Carey Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by J. P. Carey Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2004 and this report does not effect our report thereon dated February 15, 2005.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 15, 2005
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC